

12061569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50032

8-32566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EDI Financial, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1020
(No. and Street)

Dallas	Texas	75251-2207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Prinz (214) 582-4090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDI Financial, Inc.**, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JANE B. PRINZ
Notary Public, State of Texas
My Commission Expires
May 06, 2014

Signature

Managing Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

EDI FINANCIAL, INC.
Index to Financial Statements and Supplemental Schedules
March 31, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EDI Financial, Inc.:

We have audited the accompanying statement of financial condition of EDI Financial, Inc. (the "Company") as of March 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 24, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

EDI FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2012

Assets		
Cash and cash equivalents	$	171,141
Securities owned, at fair value		87,265
Cash deposit with clearing broker		250,000
Receivable from clearing broker		228,209
Receivable from related parties		32,772
Other commissions receivable		14,474
Property and equipment, net		29,383
Other assets		14,066
Total assets	$	827,310
Liabilities and Stockholders' Equity		
Liabilities		
Accrued commissions payable	$	352,635
Securities sold, not yet purchased, at fair value		50,540
Payable to clearing broker		88,146
Deferred tax liablities		1,174
Accrued expenses and other liabilities		37,026
Total liabilities		529,521
Stockholders' Equity		
Common stock, voting, 20,000 shares authorized, $1 par value, 15,600 shares issued and outstanding		15,600
Common stock, nonvoting, 10,000 shares authorized, $1 par value, no shares issued and outstanding		-
Additional paid-in capital		371,132
Retained deficit		(88,943)
Total Stockholders' Equity		297,789
Total liabilties and stockholders' equity	$	827,310

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.

Statement of Operations

For the Year Ended March 31, 2012

Revenues:		
Securities commissions	$	3,057,155
Insurance commissions		873,253
Trading profit		457,286
Interest and other income		210,528
Total revenues		4,598,222
Operating expenses:		
Commissions		3,500,618
Compensation and benefits		189,024
Clearing charges		183,587
Communications		192,808
Occupany costs		124,794
Regulatory fees		73,567
Professional fees		152,648
Depreciation		6,972
Other expenses		180,517
Total operating expenses		4,604,535
Net loss before income taxes		(6,313)
Income tax expense		17,192
Net loss	$	(23,505)

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2012

	Common Stock Voting		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balances at March 31, 2011	20,000	$ 20,000	$ 366,732	$ (65,438)	$ 321,294
Surrender of common stock	(4,400)	(4,400)	4,400	-	-
Net loss	-	-	-	(23,505)	(23,505)
Balances at March 31, 2012	15,600	$ 15,600	$ 371,132	$ (88,943)	$ 297,789

See notes to financial statements and independent auditor's report.

EDI FINANCIAL, INC.

Statement of Cash Flows

For the Year Ended March 31, 2012

Cash flows from operating activities:		
Net loss	$	(23,505)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		6,972
Change in assets and liabilities:		
Securities owned		41,996
Receivables from clearing broker		49,963
Other commission receivables		(4,287)
Receivables from related parties		3,797
Other assets		(6,602)
Accrued commissions payable		77,898
Payable to clearing broker		(41,382)
Securities sold, not yet purchased		1,870
Accrued expense and other liabilties		(24,332)
Net cash provided by operating activities		82,388
Cash flows from investing activities:		
Purchases of property and equipment		(16,830)
Net cash used in investing activities		(16,830)
Cash flows from financing activities:		-
Net increase in cash		65,558
Cash and cash equivalents at beginning of year		105,583
Cash and cash equivalents at end of year	$	171,141
Supplemental disclosures of cash flow information:		
Income taxes paid	$	7,390
Interest paid	$	-
Supplemental disclosures of non-cash financing activities:		
Surrender of common stock	$	4,400

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Notes to the Financial Statements
March 31, 2012

Note 1 - Nature of Business

EDI Financial, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has offices located in Texas, Florida and Arkansas. The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

The Company's policy is to capitalize all property and equipment over $4,000. These items are then depreciated over the estimated useful lives of the assets using the straight line method as follows:

Furniture and fixtures	7 years
Computer equipment	3 years

Commission revenue and expense

Commission revenues and expenses are recorded on a trade-date basis. Mutual fund commissions revenue is accrued monthly as earned.

Insurance Commissions
Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Securities Valuation

Equity securities
Equity securities and option securities traded on a national securities exchange or in the over-the-counter market are stated at the last reported traded price on the day of valuation, or if no quoted sales price was reported on that date, the last quoted bid price. Securities owned are valued at fair value. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

Securities Sold, Not Yet Purchased
The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security not yet purchased (sold short), it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Investment Transactions and Investment Income
The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized, over the lives of the respective securities. Realized gains and losses are determined on a specific identification basis of the securities sold. Unrealized gains and losses resulting from the appreciation and depreciation of securities carrying values are included in the statement of operations as trading profits or losses.

Valuation of Investments
The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques with significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of third party pricing services, option pricing models, discounted cash flow models and similar techniques.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 30 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $250,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker dealer, securities owned, and securities sold not yet purchased. The Company had cash balances in excess of federally insured limits at various times during the year. Receivables from clearing broker dealer represent cash deposited and commissions receivable from the Company's primary clearing broker dealer and are insured by the Securities Investor Protection Corporation. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations as trading profits or losses. The Company's securities are being held by the clearing broker dealer. Should the clearing broker dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended March 31, 2012, the Company has recorded a Texas franchise tax expense of $13,492.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Management Review

The Company has evaluated subsequent events through May 24, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2012:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Common stock	$ 84,773	$ -	$ -	$ 84,773
Debt securities	2,012	-	-	2,012
Equity options	480	-	-	480
Total assets	$ 87,265	$ -	$ -	$ 87,265
Liabilities:				
Common stock sold, not yet purchased	$ 50,540	$ -	$ -	$ 50,540
Total assets	$ 50,540	$ -	$ -	$ 50,540

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Receivables: The carrying amount of receivables approximates their fair value because of their short-term maturities and market terms.

Payables: The carrying amount of payables approximates their fair value.

Note 4 - Property and Equipment

As of March 31, 2011, property and equipment consisted of the following:

Office furniture	$	53,385
Computer equipment		41,963
		95,348
Accumulated depreciation		(65,965)
Property and equipment, net	$	29,383

Depreciation expense for the year ended March 31, 2012 was $6,972.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing broker dealer (First Southwest Company), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with First Southwest Company, the Company is required to maintain a clearing deposit of $250,000.

Note 6 - Income Taxes

The actual Federal income tax provision differs from the amount computed by applying the Federal corporate income tax rate of 34% for the year ended March 31, 2012 to income before taxes as follows:

Expected federal tax benefit	$	(2,146)
Texas franchise tax		13,492
Other items		5,846
Income tax expense	$	17,192

The deferred tax liabilities recorded on the balance sheet as of March 31, 2011 are related to the following:

Fixed assets, net	$	1,174

Note 7 - Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were $166,616 during the year ending March 31, 2012

The Company has receivables from employees and stockholders totaling $32,772 as of March 31, 2012 representing advances on commissions.

Note 8 - Commitments and Contingencies

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At March 31, 2012, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Leases

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Year Ending March 31,		Minimum Lease Payments
2013	$	79,956
2014	$	47,240
2015	$	-

During the year ended March 31, 2012, rental expense under these leases totaled $131,396.

Note 9 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2012, the Company had net capital and net capital requirements of $175,290 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 2.22 to 1.

Note 10 - Liabilities subordinated to claims of general creditors

During the year ended March 31, 2012, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 11 - Possession or control requirements under rule 15c-3-3

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Schedule I

EDI FINANCIAL, INC.

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2012

Total stockholder's equity qualified for net capital	$	297,789
Deductions and/or charges		
Non-allowable assets:		
Receivables from related parties		32,772
Other commissions receivable		14,474
Other assets		14,066
Property and equipment, net		29,383
Total deductions and/or charges		90,695
Net capital before haircuts on securities		207,094
Haircuts on securities		31,804
Net capital	$	175,290
Aggregate indebtedness		
Accrued commissions payable	$	352,635
Accrued expenses and other liabilities		37,026
Total aggregate indebtedness	$	389,661
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	75,290
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	55,290
Ratio of aggregate indebtedness to net capital		2.22 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on May 1, 2012	$	196,996
Audit adjustments:		
Net effect of audit adjustments on net capital		(21,706)
Net capital per audit	$	175,290

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
EDI Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of EDI Financial, Inc. (the "Company") as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the board of directors of the Company, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 24, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders' of EDI Financial, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by EDI Financial, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

May 24, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032566 FINRA MAR
EDI FINANCIAL INC
12221 MERIT DR STE 1020
DALLAS TX 75251-3239

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304/765-7986

2. A.	General Assessment (item 2e from page 2)	$ 6,579
B.	Less payment made with SIPC-6 filed (exclude interest) 10/27/2011 Date Paid	(3,549)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	3,030
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,030
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 3,030	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDI FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 22 day of May, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01 2011 and ending 03/31, 20 12

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,598,221
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	8,186
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	8,186
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,788,511
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	176,815
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 22	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9,552	
Enter the greater of line (i) or (ii)	9,552
Total deductions	1,974,878
2d. SIPC Net Operating Revenues	$ 2,631,529
2e. General Assessment @ .0025	$ 6,579

(to page 1, line 2.A)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

EDI FINANCIAL, INC.

Financial Statements and Supplemental Schedule
March 31, 2012

(With Independent Auditors' Reports Thereon)